                                                  ------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0287
                                                  Expires:      December 31,2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                                   As Amended

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

     [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                            (Print or Type Response)
================================================================================
                   1. Name and Address of Reporting Person(*)

                                McNeil, Kevin D.
--------------------------------------------------------------------------------
                             (Last) (First) (Middle)

                        c/o Global Capital Partners, Inc.
                               6000 Fairview Road
                                   Suite 1410
--------------------------------------------------------------------------------
                                    (Street)

                         Charlotte, North Carolina 28210
--------------------------------------------------------------------------------
                              (City) (State) (Zip)

================================================================================
                   2. Issuer Name and Ticker or Trading Symbol

                      Global Capital Partners, Inc. (GCAP)
================================================================================
        3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Statement for Month/Year
                                      12/01

================================================================================
5. If Amendment, Date of Original (Month/Year)

                                    01/10/02

================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)
   Executive Vice President, Secretary,
   Treasurer, and Chief Financial Officer
      --------------------------------------------------------------------

================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.05 par value per share  12/07/01       P            48,750       A     (1)                        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.05 par value per share  12/07/01       P            75,000       A     (2)                        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.05 par value per share  12/12/01       P             2,500       A     (3)        236,562         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
(1) Mr. McNeil purchased from Martin A. Sumichrast 48,750 shares of issuer's common stock for a purchase price of $2,000 pursuant to a Securities Purchase
Agreement, dated as of December 7, 2001, between Martin A. Sumichrast and Mr.
McNeil.
(2) Mr. McNeil purchased from Belle Holdings, Inc., a Nevada corporation, 75,000 shares of issuer's common stock and $100,000 Class D Warrants for a purchase price of $2,000 pursuant to a Securities Purchase Agreement, dated as of
December 7, 2001, between Belle Holdings, Inc. and Mr. McNeil.
(3) Mr. McNeil purchased from Michael Sumichrast 2,500 shares of issuer's common stock for a purchase price of $500 pursuant to a Securities Purchase
Agreement, dated as of December 12, 2001, between Michael Sumichrast and Mr.
McNeil.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Class C Common      $28.00                                  Immediate 02/19/03 Common    14,395  $1.00    14,395     D
Stock Purchase                                                                 stock,
Warrants                                                                       $0.05
(Right to Buy)                                                                 par value
                                                                               per share
------------------------------------------------------------------------------------------------------------------------------------

Stock               $16.00                                  Immediate 12/22/05 Common    12,500    --     12,500     D
Options                                                                        stock,
(Right to Buy)                                                                 $0.05
                                                                               par value
                                                                               per share
------------------------------------------------------------------------------------------------------------------------------------
Class D Warrants    $22.00  12/7/01    P     100,000        Immediate 12/31/05 Common   100,000   (2)    100,000     D
                                                                               stock,
                                                                               $0.05
                                                                               par value
                                                                               per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

 /s/ Kevin D. McNeil                                      January 10, 2002
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).
**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.